I, **Lashondra Graves, the Chief Executive Officer of Takes a Village 1, Inc.**, hereby certify that the financial statements of **Takes a Village 1, Inc.** and notes thereto for the period ending December 31, 2018 included in the Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns will be total income of **$ -0- pre-revenue; taxable income of $-0- pre-revenue and total tax of $ -0- pre-revenue.**

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 01/14/2019(Date of Execution).

DocuSigned by:

Lashondra Graves

3D8BE6C113ED4BB...

_____(Electronic Signature)

Chief Executive Officer_____(Title)

1/14/2019

_____(Date)

TAKES A VILLAGE 1, INC.
TAKES A VILLAGE 1, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2018

Index to Financial Statements (unaudited)

TAKES A VILLAGE 1, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

Cash	$ -0-
Assets	$ -0-

TOTAL ASSETS $ -0-

LIABILITIES AND EQUITY

Total Liabilities $ -0-

Total Equity $ -0-

TOTAL LIABILITY AND EQUITY $ -0-

TAKES A VILLAGE 1, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Total Revenue	$ -0-
Total Expenses	$ -0-
Profit Before Income Tax	$ -0-
Income Tax	$ -0-
After Tax Profit/Loss	$ -0-

TAKES A VILLAGE 1, INC.
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash On Hand, beginning of period: $ -0-

Cash Flows from operating activities: $ -0-

Cash Flows from investing activities: $ -0-

Cash Flows from financing activities: $ -0-

Cash On Hand, end of period: $ -0-

TAKES A VILLAGE 1, INC.
NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF OPERATIONS

Takes a Village 1, Inc. is a for-profit C corporation that was formed on August 29, 2018 to acquire real estate in Inner City neighborhoods and develop affordable housing for the benefit of high risk, second chance renters who reside in the respective Inner City neighborhood. The company intends to establish a reputation as a leader in the rehabilitation, build out and rental of high quality homes.

Phase I calls for 50 units to be built on 7 separate sites. Phase II will be 49 units of housing to be built on 20 sites. A major African American owned Construction Company will be employed to build the housing, and a major African American owned real estate management company will be employed to manage the properties. Lashondra has crafted a unique Tenant Management System designed to help second chance renters cultivate the financial habits necessary to ultimately become homeowners.

We will make essentially all of our revenue by renting the units and recognizing capital gains on the sale of properties purchased; from this revenue, we anticipate covering the operating costs related with our business and distribute dividends to our shareholders. Our principal objective is to generate attractive investment returns for our shareholders, while revitalizing a deteriorated urban neighborhood. The Company's headquarters are located in Chicago, Illinois.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLILIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

TAKES A VILLAGE 1, INC.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain onbalance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products and services through its digital social platform specifically when (a) the service has been performed; (b) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Corporation. Under these provisions, the profit of the corporation is taxed to the corporation when earned, and then is taxed to the shareholders when distributed as dividends. This creates a double tax. The corporation does not get a tax deduction when it distributes dividends to shareholders. Shareholders cannot deduct any loss of the corporation. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers
● Short-term and long-term contractual obligations with the suppliers for future purchases
● Capital expenditure commitment contracted but not yet incurred
● Non-cancelable operating leases,
● long term leases (>1 year) of property, land, facilities or equipment,
● Unused letters of credit or obligations to reduce debt]

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 1st, 2018 through [DATE NOTES ARE BEING PREPARED]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.